Exhibit 99.1

News Release

January 15, 2018

Turquoise Hill announces fourth quarter 2017 production

-	Oyu Tolgoi meets 2017 production guidance; achieves record material mined and throughput

-	Shaft 2 reaches final depth in December 2017

Turquoise Hill Resources today announced fourth quarter 2017 production for Oyu Tolgoi.

Jeff Tygesen, Chief Executive Officer of Turquoise Hill, said, “Oyu Tolgoi had a strong fourth quarter setting quarterly and annual records for open pit material mined as well as concentrator throughput. They also met annual production guidance, which is an excellent achievement given the grade challenges of 2017. We are extremely proud of Oyu Tolgoi’s numerous accomplishments for the year.”

Material mined in Q4’17 increased 5.3% over Q3’17 and ore treated increased 2.1% over Q3’17. Higher mill availability and processing of softer Phase 6 ore in Q4’17 resulted in a 20.8% increase in concentrate production over Q3’17. Copper production in Q4’17 increased 22.8% compared to Q3’17 due to higher grades and improved mill availability. Gold production in Q4’17 increased 12.9% over Q3’17 due to increased grades and higher concentrate production.

Oyu Tolgoi is expected to produce 125,000 to 155,000 tonnes of copper and 240,000 to 280,000 ounces of gold in concentrates for 2018.

Underground development progress

During Q4’17, underground development continued to progress with Shaft 2 reaching final depth of 1,284 metres in December. Completed sinking of Shaft 2 is expected imminently and fit out is expected throughout 2018. Sinking of Shaft 5 also progressed during Q4’17 and is expected to be complete in Q1’18. Also in December, the fifth development crew became fully operational.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	4Q 2016	1Q 2017	2Q 2017	3Q 2017	4Q 2017	Full Year 2017	Full Year 2016
Open pit material mined (‘000 tonnes)	25,615	24,333	25,193	27,466	28,929	105,921	96,938
Ore treated (‘000 tonnes)	9,819	10,087	9,637	10,615	10,838	41,177	38,152
Average mill head grades:
Copper (%)	0.61	0.51	0.51	0.48	0.53	0.51	0.65
Gold (g/t)	0.25	0.15	0.16	0.18	0.20	0.17	0.36
Silver (g/t)	1.50	1.30	1.38	1.34	1.54	1.39	1.83
Concentrates produced (‘000 tonnes)	206.7	176.0	171.0	170.0	205.4	722.5	846.6
Average concentrate grade (% Cu)	22.0	21.6	21.8	21.7	22.0	21.8	23.8
Production of metals in concentrates:
Copper (‘000 tonnes)	45.5	38.1	37.2	36.9	45.3	157.4	201.3
Gold (‘000 ounces)	49	25	24	31	35	114	300
Silver (‘000 ounces)	273	215	236	239	285	974	1,420
Concentrate sold (‘000 tonnes)	182.0	190.2	182.0	176.6	175.5	724.3	828.6
Sales of metals in concentrates:
Copper (‘000 tonnes)	37.6	39.5	37.3	36.9	35.7	149.3	188.9
Gold (‘000 ounces)	39	32	23	29	27	111	347
Silver (‘000 ounces)	239	205	222	229	205	860	1,280
Metal recovery (%)
Copper	76.6	74.9	74.6	73.5	78.0	75.4	81.0
Gold	63.4	48.8	47.7	51.2	50.5	49.7	68.5
Silver	57.2	51.8	53.9	52.8	53.0	52.9	63.1

Contact

Investors and Media

Tony Shaffer

+ 1 604 648 3934

tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Forward-looking statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); communications with local stakeholders and community relations; activities, actions or assessments by governmental authorities; events or circumstances that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 23, 2017 in respect of the year ended December 31, 2016 (the “AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

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